DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR DECEMBER 17, 2003

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable









                                  FORM 27

                  MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                   OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    December 17, 2003

3.  Press Release
    -------------

    December 17, 2003

4.  Summary of Material Change
    --------------------------

December 17, 2003, Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB:DYMTF) updated projects under development as follows:

Project 1: West Lorne BioOil Cogeneration Plant
-----------------------------------------------

The West Lorne project is progressing in accordance with schedule and milestones achieved since November 4th 2003 include:

- 80% of plant components have now been ordered, representing in excess of CND $7 Million (60% of total project cost).
- Power generation package completed by Orenda and moved to test cell for pre-commissioning.
- Ramsay Machine Works commenced fabrication and reports that components are being received as per schedule; work on the key stainless steel vessels is well under way.
- Bruks Klockner reported that feedstock preparation equipment is nearing completion and is expected to be delivered on schedule.
-  Target completion date remains unchanged  (April 2004).

Project 2: BioOil Small Energy System  Plant
---------------------------------------------

Key components and services have been ordered and this project is now under way with a location expected to be announced in the near future. The total value of orders placed is in excess of CND$2.5 Million (30% of total project cost). Fabrication completion is expected for June / July 2004. DynaMotive confirmed that:

-  Design of pyrolysis plant is completed and that fabrication will proceed.
- UMA Industrial has been contracted to provide engineering, procurement and construction management services to the project.
- Bruks Klockner has been selected for the provision of feed preparation and drying equipment and orders confirmed.
- Ramsay Machine Works has been contracted for the fabrication of the pyrolysis plant.

Company officials are currently reviewing a number of potential sites for this plant.

5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 17th day of December, 2003


                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                          (signed)         "Richard C.H. Lin"
                                            Richard C.H. Lin
                                            Chairman


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.



DYNAMOTIVE ENERGY SYSTEMS CORPORATION          News Release-December 17, 2003

     DynaMotive Provides Project Update for BioOil Plants Under Development


December 17, 2003, Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB:DYMTF) updated projects under development as follows:


Project 1: West Lorne BioOil Cogeneration Plant
-----------------------------------------------

The West Lorne project is progressing in accordance with schedule and milestones achieved since November 4th 2003 include:

- 80% of plant components have now been ordered, representing in excess of CND $7 Million (60% of total project cost).
- Power generation package completed by Orenda and moved to test cell for pre-commissioning.
- Ramsay Machine Works commenced fabrication and reports that components are being received as per schedule; work on the key stainless steel vessels is well under way.
- Bruks Klockner reported that feedstock preparation equipment is nearing completion and is expected to be delivered on schedule.
-  Target completion date remains unchanged  (April 2004).


Project 2:    BioOil Small Energy System  Plant
------------------------------------------------

Key components and services have been ordered and this project is now under way with a location expected to be announced in the near future. The total value of orders placed is in excess of CND$2.5 Million (30% of total project cost). Fabrication completion is expected for June / July 2004. DynaMotive confirmed that:

-  Design of pyrolysis plant is completed and that fabrication will proceed.
- UMA Industrial has been contracted to provide engineering, procurement and construction management services to the project.
- Bruks Klockner has been selected for the provision of feed preparation and drying equipment and orders confirmed.
- Ramsay Machine Works has been contracted for the fabrication of the pyrolysis plant.

Company officials are currently reviewing a number of potential sites for this plant.


DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive has shown how to unlock the natural energy found in the world's abundant organic resources (traditionally discarded by the agricultural and forest industries), and economically convert them into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

For more information on DynaMotive, please call:
Corporate Communications
Tel: (604) 267-6000             Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005            Email: investor@DynaMotive.com
Website: www.DynaMotive.com



Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.